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                                                                          Exhibit 99(c)

                          Entergy Louisiana, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                 12 months
                                                                1994       1995      1996      1997      1998     Sept 99

Fixed charges, as defined:
Total Interest                                                 $136,444   $136,901  $132,412  $128,900  $122,890  $115,711
  Interest applicable to rentals                                  8,332      9,332    10,601     9,203     9,564     8,841
                                                               -----------------------------------------------------------
Total fixed charges, as defined                                 144,776    146,233   143,013   138,103   132,454   124,552

Preferred dividends, as defined (a)                              29,171     32,847    28,234    22,103    20,925    16,736
                                                               -----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $173,947   $179,080  $171,247  $160,206  $153,379  $141,288
                                                               ===========================================================
Earnings as defined:

  Net Income                                                   $213,839   $201,537  $190,762  $141,757  $179,487  $238,092
  Add:
    Provision for income taxes:
Total Taxes                                                      63,288    117,114   118,559    98,965   109,104   143,165
    Fixed charges as above                                      144,776    146,233   143,013   138,103   132,454   124,552
                                                               -----------------------------------------------------------

Total earnings, as defined                                     $421,903   $464,884  $452,334  $378,825  $421,045  $505,809
                                                               ===========================================================

Ratio of earnings to fixed charges, as defined                     2.91       3.18      3.16      2.74      3.18      4.06
                                                               ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                   2.43       2.60      2.64      2.36      2.75      3.58
                                                               ===========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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